UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bureau of Fugitive Recovery, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

12116R106

 (CUSIP Number)

July 2, 2012

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12116R106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel B. Najor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 340,639
	6.	SHARED VOTING POWER 439,987
	7.	SOLE DISPOSITIVE POWER 340,639
	8.	SHARED DISPOSITIVE POWER 439,987

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,626
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12.	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1.

(A) NAME OF ISSUER:

BUREAU OF FUGITIVE RECOVERY, INC.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

7911 Herschel Avenue; Suite 201; La Jolla, California 92037

ITEM 2.

(A) NAME OF PERSONS FILING

Daniel B. Najor

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

14317 Salida Del Sol, San Diego, CA 92127

(C) CITIZENSHIP

USA

(D) TITLE OF CLASS OF SECURITIES

Common Stock

(E) CUSIP NUMBER

12116R106

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

     (a)  Amount  beneficially  owned: Daniel B. Najor is the  record holder of 340,639 shares of common stock of Bureau of Fugitive Recovery, Inc. (“Issuer”).  In addition, Najor Family Land, Ltd., a limited partnership, is the  record holder of 439,987 shares of common stock of the Issuer.  Mr. Najor is a general partner of Najor Family Land, Ltd.

     (b)  Percent of class:

          9.3%

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: 340,639

     (ii) Shared power to vote or to direct the vote: 439,987

     (iii) Sole power to dispose or to direct the disposition of: 340,639

     (iv) Shared power to dispose or to direct the disposition of: 439,987

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIREDTHE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION.

By  signing  below I certify that, to the best of my knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2012	By:	/s/ Daniel B. Najor
Name: Daniel B. Najor